UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For February 2010

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqiao Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No 
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Other Event

On February 19, 2010, China Cablecom Holdings, Ltd. (the “Company”) issued a press release announcing that its Board of Directors have approved a one-for-three reverse share split of its ordinary shares, effective on March 1, 2010 at the close of the business day.

As a result of the reverse share split, every three shares of issued and outstanding of the Company’s ordinary shares will be automatically combined into one issued and outstanding ordinary share. The par value of the combined ordinary share is US$0.0015, being the aggregate par value of the three ordinary shares combined into one. The number of authorized ordinary shares of the Company will also be proportionately reduced.

The Company’s ordinary shares will start trading on a reverse share split-adjusted basis on or about market open on March 1, 2010, under the new CUSIP number G21176303.

A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated February 19, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd.

By:	/s/ Clive Ng
Name: Clive Ng
Title: Executive Chairman

Dated: February 23, 2010